Exhibit 99.3

International Conference Call

JBS S/A (JBSS3)

2Q24 Earnings Results Transcription

August 14th, 2024

Operator: Good morning and welcome to JBS S/A and JBS USA to discuss 2Q24.

At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session, and instructions will be given at that time. As a reminder, this conference is being recorded.

Any statements eventually made during this conference call in connection with the company business outlook, projections, operating and financial targets, and potential growth should be understood as merely forecasts based on the company’s management expectation in relation to the future of JBS. Such expectations are highly dependent on market conditions, on Brazil overall economic performance, and on industry and international market behavior, and therefore are subject to change.

Present with us today, Gilberto Tomazoni, Global CEO of JBS, Guilherme Cavalcanti, Global CFO of JBS, Wesley Batista Filho, CEO of JBS USA, and Christiane Assis, Investor Relations Director.

Now, I will turn the conference over to Gilberto Tomazoni, Global CEO of JBS. Mr. Tomazoni, you may begin your presentation.

Gilberto Tomazoni: Good morning, everyone. Thank you very much for attending our results earnings conference call.

We closed the 2Q24 with impressive results, which once again demonstrate the strength of our diversified global platform. As we have been showing, the most promising prospects for 2024 are coming true. We recorded a record of R$ 100 billion in net revenue in the quarter, 9.8% consolidated EBITDA margin in the period, adding 5 p.p. compared to the 2Q23. We generated R$ 9.9 billion in EBITDA and R$ 5.5 billion in free cash flow in the period and net profit of R$ 1.7 billion.

With strong cash generation and the prospect of continuing deleveraging, the company announced yesterday after the market closed the distribution of dividends of R$ 2,00 per share.

Our global multi-protein platform has allowed JBS to mitigate natural cycles in the sectors in which we operate and maintain healthy cash generation. As evidence of this strength, 75% of our EBITDA in this 2Q is the result of the company’s poultry and pork operations, with emphasis on Pilgrim’s, Seara, and JBS US Pork. Furthermore, Australia and JBS Brasil, which are beef basically, also recorded excellent performance.

Our poultry and pork businesses benefit from the lower grain prices and a balance between supply and demand. Thanks to active management of portfolio and operational improvements so far implemented.

US Pork margin grew from 4.4% to 11.1% year-over-year. I would like to highlight here Pilgrim’s strong result, which exceeded all market expectations by recording the best EBITDA in history for a quarter, R$ 4.1 billion compared to R$ 1.9 billion in the same period of 2023, with a margin of 17.2%.

A focus on operational excellence, discipline in executing key customer strategy, and portfolio diversification have enabled Pilgrim’s to effectively navigate to the positive market momentum with strong results in the United States, Mexico, and Europe.

At Seara, the process of operational improvements continues to accelerate. Now, incorporating improvements in commercial processes, which includes scientific management of pricing, product mix in channels, among others. With an EBITDA margin of 17.4%, Seara confirms the optimistic expectations that we have been signalizing in the previous quarter.

The investments made over the last few years are beginning to bear good fruits. I highlight the two new breaded chicken units and sausage in Rolândia, in Paraná, and the expansion of Dourado’s unit, in the state of Mato Grosso do Sul.

It’s important to highlight that the strength of our diversification places JBS in a unique position in the sector. While the scenario in the United States remains challenging, the beef business in Brazil and Australia captures the results of the favorable cycle in both countries.

In Australia, the positive scenario is reflected in the significant increase in the margin in the 2Q24, compared to the same period of last year. In Brazil, the prospects for the beef business are promising, driven by significant growth in livestock processing volume, increased domestic demand, and improved export profitability.

I would like to emphasize that our global diversification strategy is driven by investments in innovation and the construction of strong brands, consolidating a more resilient portfolio with greater added value.

In this sense, I would like to highlight the recent announcement of an investment of AU$110 million to expand salmon farming production at the Huon unit in Whale Point, Tasmania. We are also completing the construction in Saudi Arabia of a new Seara unit, in Jeddah, which will quadruple the company’s production capacity for breaded chicken in the country.

The 2Q figures reinforce the solidity of our financial management. Our leverage decreased from 3.66x in dollars in the 1Q24 to 2.77x in dollars in the 2Q of this year, six months earlier than we expected.

Our results reaffirm our confidence in JBS’s long-term strategy. We are a company with a solid and proven successful management model, which allows us to invest in new types of proteins, repeating the good results we had in chicken, pork, and added value products.

Our platform, ever more diversified, combined with our commitment to excellence and innovation, will allow us to continue generating value for all our stakeholders and create opportunities for our more than 270,000 employees around the world.

I would like to thank you once again for participating in this earnings conference call and I will now hand over the floor to Guilherme, who will provide details about our figures. Guilherme, you may proceed.

Guilherme Cavalcanti: Thank you, Tomazoni. Let’s now move on to the operational and financial highlights for the 2Q24, starting on slide 13, please.

Net revenue in the 2Q24 was R$ 101 billion, or $19.3 billion. Adjusted EBITDA totaled R$ 9.9 billion, or $1.9 billion, representing a margin of 9.8% in the quarter. Pre-cash flow was R$ 5.5 billion, or $1.1 billion. In the 2Q24, net income was R$ 1.7 billion or $329 million in the quarter.

Moving on to the next slide, operating cash flow in the quarter was R$ 9.6 billion or $1.8 billion. Free cash flow for the quarter was R$ 5.5 billion or $1.1 billion, more than offsetting the $625 million consumption in the 1Q24 and generating $431 million of cash year-to-date.

This strong free cash generation is explained by the improvement in the results of all our business units, except JBS Beef North America.

To close this slide, CAPEX in the quarter was approximately R$ 1.8 billion, $346 million, with 63% related to maintenance. The total amount is 8% lower than the 2Q23 and is in line with our full year estimate of $1.3 billion.

Moving on to slide 16, net debt of the 2Q24 closed at $14.8 billion, down $1.1 billion when compared to the previous year, reflecting the free cash generation in the quarter. Leverage in dollars reduced in just one quarter from 3.66x to 2.77x in the 2Q24.

The 3Q23 had leverage of 4.87x. The rapid decline is due to the expansion of EBITDA and the reduction of debt through pre-cash generation, despite having executed an expansion CAPEX of $434 million in the last nine months.

For the 3Q, without considering guidance, leverage will continue in this accelerated downward trajectory and may even fall below 2.5x, bringing forward our initial deleveraging estimates by six months.

So, considering that the 3Q and 4Q are generally cash generators, it would be reasonable to think of a leverage close to 2x at the end of the year already considering the payment of interim dividends in the amount of R$ 4.4 million, or US$808 million, equivalent to R$ 2,00 per share, as announced yesterday.

The strong free cash generation, even with our largest business in terms of net revenue, JBS Beef North America, facing a challenging scenario, demonstrates the solidity of our unique platform. Therefore, we are optimistic that geographic and multi-protein diversification will continue to deliver near-term growth and returns for our shareholders.

From 2019 and 2023, JBS generated more than $10 billion of free cash flow before expansion CAPEX. These were invested in a balanced manner to growth and shareholder returns, as follows: $4 billion in organic growth; $3.2 billion in acquisition; $3 billion in dividends; $3 billion in share buybacks.

Net debt grew by approximately $3 billion, but financial expenses remained constant due to the work of managing liabilities in which we took advantage of favorable moments to issue new debt with more attractive rates.

As I mentioned, this year we have already generated $431 million in free cash flow. It’s worth noting that from the beginning of 2019 until today, the company has already given an average total return to shareholders of 27% per year in reals and 19% per year in dollars. In the same period, ROE and ROIC were 19% and 17% respectively.

In 2019, our spread was 400 basis points for the period of 10 years. At present, our spread over treasury is about 160 basis points. A large part of this improvement, which generated significant returns for holders of our bonds, occurred after we obtained an investment grade rating from credit agencies and registered notes with our SEC.

Finally, we thank investors for voting JBS in the institutional investor ranking. We were awarded first place in several categories and elected the most honored company in the food and beverage sector in Latin America.

I will now go briefly through the business units. Starting with Seara, on slide 17, net revenue growth was 12.5% year-on-year, while profitability grew by a significant 13.3 p.p., reaching 17.4% EBITDA margin. This result is a consequence of various operational actions implemented throughout the chain, which resulted in better operational indicators combined with lower grain costs and an expansion of the value-added portfolio.

Seara continues with the strategy of winning consumers’ preference through product quality, innovation, execution, and brand strengthening, achieving growth in penetration and repurchase rates.

Going back, we are conducting the call in Colorado, and we had an interruption. Now moving on to slide 18, JBS Brasil recorded net revenue of 11% higher than the 2Q23, driven by higher volume sold. This result is attributed to strong demand in both domestic and international markets, in addition to favorable livestock cycle, resulting in greater availability of animals for slaughter. Thus, EBITDA margin reached 7.6%, an increase of 2.8 p.p..

On slide 19, from now talking about dollars and US GAAP, JBS Beef North America net revenue grew 3% in the quarter as a result of an increase in sales volume. However, profitability was negatively impacted by the challenging livestock cycle with a 5% increase in the price of live cattle, while the wholesale price of the cut out remained stable.

On slide 20, we have JBS Australia. In the quarter, the growth of revenue compared to the previous year is a result of higher volume sold. The growth in profitability reflects the greater availability in cattle in the market, given the more favorable livestock cycles and efficiency gains in several areas of Australian businesses.

Now moving on to JBS USA pork, net revenue for the quarter was 22% higher compared to the 2Q23 due to increases in average prices during the period. In the domestic market, the strong demand was the result of the substitution effect of beef consumption for pork and the increase in consumption during the grilling season.

Furthermore, the profitability was a consequence of lower cost of grains, expansion of value-added portfolio, and consistency in commercial and operational execution.

Pilgrim’s Pride, as highlighted in slide 22, recorded a 6% increase in net revenue in the 2Q24 compared to the same period of last year. During the quarter, PPC remained disciplined in executing its strategy and continued to grow its relationship with key customers, further improving service level as market fundamentals became increasingly attractive.

Thus, Pilgrims reported the highest quarterly EBITDA in history.

So I would now like to open the Q&A session.

Question and Answer Session

Pedro Fonseca, XP: Good morning, Tomazoni, Cavalcanti. Thank you for taking my question. My first question is about US Beef. During a time we saw resilient prices and demand, and now we see a slowdown, down-trade movements. It would be interesting to have some color regarding what you have seen in terms of demand for US Beef.

And my second question would be the grain scenario. I believe that since last quarter, in our view, and it would be nice to know from you, we have a low scenario for grains. It is a bearish scenario, and I would like to know how the company is positioning itself in terms of grain origination. If this drop is 100% absorbed in the results or will we see future positive events in terms of the cost of grain?

Wesley Batista: Pedro, good morning. I will start with the demand in the US. It is strong. If you look, the cutout was the same from the last year, that it was an already high cutout. Now we’ve observed that when the retailer offers sales, there’s a high demand, there has been a down trade within the category and other protein category poultry, pork, grounded beef, and this has balanced everything, but the demand is similar to what we expect.

When beef is available and it’s on sale, I believe that the volume demand is relevant, and the cutout is a historic cutout that would be. A cutout with the level we had in the last quarter and at the same period last year is the historic cutout, the price of cattle offsets it and tightens the margins, but the demand continues strong.

Gilberto Tomazoni: Pedro. Good morning. Thank you for your question. The grain scenario in our view is not different from your view. This scenario of the drop in grains, what happened is connected with climate and something that is present in the entire world. In the northern hemisphere, the climate was perfect, but this is already incorporated in our strategy, and we see stability from here on in the price of grains.

Pedro Fonseca Thank you. Very clear.

Henrique Brustolin, Bradesco Bank: Good morning, Tomazoni, Guilherme. Thank you for taking my question.

I would like to focus on Seara’s performance during this quarter under two optics. Now in the expansion of six margin points, could you tell us what was export, what was the domestic market? And how much the improvement in margin reflects all the operational improvements carried out in the past quarters? And perhaps take some time to appear in the results, and now we’re seeing it, and how do we see this favorable cycle?

And number two is, when we see the performance in the domestic market, there is a relevant growth, the volume of processed food, but the average price, basing in the release comments, hasn’t increased a lot. I would like to know how much a mix effect from the volume growth of these new plants that are being ramped up, and how much is because of the unit price of each one of these categories When we see them individually, perhaps a scenario of a greater supply has an impact in the domestic price.

Gilberto Tomazoni: Well, good morning, Henrique. Thank you very much for your question. Well, number one, you’ve posed three questions. One, if this result is more from the domestic market or the export market, I would say that this is very balanced. The domestic market performed well and so did the export market. There was not a market that performed better.

Now, the second question was if the improvements that we conducted have been incorporated in the result or should we expect more? Yes. Yes, the improvement processes that were implemented are processes you capture little by little. You capture more when you have more opportunities, nonetheless, you capture something not so significantly, but it continues.

Seara has benefited from this, it has benefited from the cost of grains as we answered during the first question, because we had a good crop. Grains benefited everybody that has a livestock production. Here we have poultry in short term, pork longer because there are different cycles.

They benefited from us from a balance between supply and demand and supply, the balance between supply and demand that favored the domestic market and the export market. The poultry is undergoing a positive moment throughout the world. So poultry is undergoing a positive moment throughout the world.

Now, if we should expect more from Seara? Well, let’s say, well, our first focus was on livestock, agriculture, processing, and animal production. And now we’re in a second stage where we focus on commercial system improvements. Therefore, we have mix and scientific management of pricing. These are things that we can do in the market in terms of innovation.

The prospect is to continue improving its operational processes. What will happen from here on? Of course, there are a number of factors. We have supply and demand; we have the commodity costs and improvements that we are conducting. We are very reassured regarding Seara when we think about the upcoming quarters.

Now your last question. Could you please repeat your last question?

Henrique Brustolin: Thank you for your answers, excellent. My last question was about the domestic market and Seara. My impression is that the price of processing you have a volume growth of 10% and the volume hasn’t grown year-on-year. What is mix and what is category?

Gilberto Tomazoni: Well, this is mix, actually. You can see that we opened a hot dog plant in Rolândia. Just corroborating your hypothesis, hot dogs cost less. We couldn’t participate actively in this market with the Rolândia plant, now we’re participating, and in this case and in other cases that are not similar, well, they lower the average price, but the price as a whole has increased.

When we think about Seara, if I see category per category, there has been an uptake in prices. And now that we are carrying out the scientific management of price, well, we see the improvement of our results come from this, and we will use more tools, we will use more intelligence when we think about price management.

Henrique Brustolin: Thank you, Tomazoni.

Guilherme Palhares, Santander: Good morning, and thank you for taking my question. Tomazoni, I would like a follow-up on supply and demand, poultry supply and demand. In the news, we see that there is a restriction of supply in the US and in Brazil, so as we have good volume from Seara, I would like you to give us a market view in terms of poultry availability in the US and Brazil.

I would like to understand cash generation and net debt in order to see the figures here. If we see the company’s presentation at the end of 2023, the situation was 15 billion and net debt in billion. Now, with dividends, seeing this cash generation, because you were going to 1.3 billion in cash, and we see a leverage of around 2x. Could we think about something like 32 billion of EBITDA? This is what is included in these numbers. What are we seeing here?

Gilberto Tomazoni: Guilherme, thank you very much for your question. I’m going to answer supply and demand of poultry and then Guilherme will answer your question regarding our indebtedness and our financial situation.

Well, here we can see a balance between supply and demand for the upcoming months when we think about poultry. And why? The answer comes from genetics. We have the genetic availability, that is not something from Brazil, but this is worldwide. And with this, there is a limitation in terms of growth. And number two, is also connected to genetics. As we are using new genetics in the entire world, it results in lower egg hatching, there are more eggs and lower hatchability.

So this has resulted in the balance of supply and demand. You say that Seara has been growing, but last year we invested 5 billion, and now we reap the fruit of our past investment. This is not something that we see in the short run, it was the investments that are maturing.

In the past call, I can’t remember who asked this, but someone asked: “And what about Seara’s volume? What about the past investments?”, well, the volumes are appearing now.

Guilherme Cavalcanti: Guilherme, if we analyze Q3 of last year, EBITDA was $1.1 billion, and 4Q $1 billion, this quarter, the Q1 of this year, was 1.3 billion and now 1.9 billion. Although you want to be more conservative in Q3 and Q4 this year, there will be an expansion of the accumulated EBITDA of the past 12 months during the next two quarters.

This quarter, we have a cash conversion of 50%. An EBITDA of US$1.9 billion generating US$1.1 billion of free cash. Q3 seasonally presents cash conversion because of the grilling season. And Q4 also generates positive cash flows and negative cash flows of Q1 are because of the postponement of suppliers from December to January of the year.

So we expect to expand our EBITDA and free cash flow for the upcoming six months. This is why although with the payout of dividends by the end of the year, we will be around 2x net debt EBITDA.

Guilherme Palhares: Okay. Thank you very much, Guilherme. So, hatchability, this is a condition that we have in Brazil. So this is not something limited to the United States.

Gilberto Tomazoni: No, well, it’s give or take, really, according to the country, because this is connected to animal management, to the sexual maturity of the males, and you have to manage better.

The industry throughout times organizes this, but this is not something in the short run. It’s mid and long run because this demands a learning curve and detailed management. And this is not something connected to Brazil. Some countries have better results than the other because they have more available labor, they have better facilities, but this is something that affects the entire world.

Guilherme Palhares: Okay, perfect, good morning. Thank you very much.

Isabella Simonato, Bank of America: Thank you. Good morning, Tomazoni, Guilherme. I would like to understand the US pork scenario. I believe that the drivers that are clear as we have a trade-down, and from cost, I believe that the scenario is still favorable.

So I would like to know if the interpretation of margin is correct. Higher margins from here on because of this dynamic? This is my first question.

My second question would be, Guilherme, is there an update that you can share regarding the listing process? If we can expect something in terms of timing as of now.

And finally, just one last follow-up regarding the discussion of supply, demand of poultry and genetic. It seems that there is a more structural component in terms of how the supply will take place. And can we say that there is a poultry cycle that will be positive for a longer period of time? Because when we see in hindsight, it would be one and a half and two years of margins that were favorable for the industry and then it starts normalizing because of a higher supply.

Is there a reason? Is there someone that points out that this will be longer because of hatchability and productivity? Or perhaps there is a solution for this in the upcoming 12 months and perhaps the cycle will normalize as we’ve seen in the past? Thank you very much.

Wesley Batista: Isabella, when we think about pork, we are reassured, we believe that the margins will continue at these levels of double digits from here on due to a number of reasons. Grain, without a doubt, affects and helps a lot, there is also the issue that when you have beef, pork is a great option, so we definitely see that in the market.

But I would like to say, 2 motives are important to see these high margins. First, our operation. We’ve done excellent job in our businesses. We can see this trend continuing. The assets that we have, that this team performs on, are very good and well-invested assets and we obviously see this continuing; It’s important to say, Isabella, that we also have the business of prepared food in the United States. We built some plants in the ramp up phase, now reaching maturity phase, and it has been operating in the maturity phase. And we would say that those plants are already mature.

We no longer have plants in the ramp up phase in those operations. And this is going to continue contributing and we expect that the levels will continue to be high going forward.

Isabella, you asked the question about listing. You asked the question to Guilherme, but we’re here and I would like to say that this is something that we have been discussing a lot. I’m going to answer then. And then I’m going to answer the other poultry cycle.

JBS does not control this, so it’s very hard for us to say assertively when we are going to do it. We are in a natural process of providing clarification, dialogue negotiations. We answer questions, we ask questions, and when we receive the approval for the SEC registration, we are going to call general meeting, and we are going to put it to vote and follow all the process.

So in fact, we are not in a hurry in this process. Our bills are paid, the cash level is very strong, and we are waiting for the right moment to come. And we are looking at that with some priority because you can compare and apply the multiples on Pilgrim’s and also on other peers.

We can see that JBS has a great potential to deliver value to its stakeholders, investors, and shareholders. We say that if you consider since January 2019, JBS has delivered ROIC of 17% and the ROE of 19%. So we have this potential of repricing the time when you access a higher number of clients. So this is seen as a natural process, and we see this with priority.

When you talk about the cycle, you asked, Isabella, I’m not very optimistic believing that the natural cycle of business will change because we cannot underestimate the creativeness of industry to look for alternatives and surpass the managing difficulties faced today.

So even considering the restriction related to genetic availability, this is something we do not control. We buy from outsourced companies. So, in the short term, I have the position I explained, but I don’t think it’s going to change. So, the times of chicken cycles will not change in a very major way.

Isabella Simonato: Thank you, Tomazoni. It was so very clear.

Lucas Ferreira, JP Morgan: Good morning. Okay, the first question is if you could talk about the efficiency projects in US Beef, what step you are in the efficiency capture commercially and operationally? Is there a timeline for your results? How long will it take?

And if you could briefly tell us how you see the market during Q3. The guidance of your main competitor that sees a relevant drop in the EBITDA during Q3, something that is unexpected. So my question is more along the lines of, is the industry changing in terms of beef availability in the short run? Is it something that we are not being able to capture?

And Tomazoni, Guilherme, would be M&A? The leverage is 2x at the end of the year. I don’t know if you are more comfortable with an M&A. This depends on asset availability and negotiation. But my question is if we should expect JBS being more active in the core markets, or if still there are opportunities in broadening scope, perhaps proteins that you are less exposed to regions where you are less exposed to strategically? Are you more focused on the core or the frontiers of the company?

Wesley Batista: Good morning, now US Beef, we are excited with the evolution of the things that we control. Now if you see the spread of last year’s USDA compared to this year, you’ll see that, only spread, talking about the market, just public information, the margin, if you only consider the spread is 3%, our margin dropped 1%, and this matches what we see. These 2% of difference match with what we see in terms of internal improvement.

So during this past year, beef resolved many of the commercial issues that we saw last year. Now, industrial issues that take longer to capture made a fast progress. There’s still a lot. There is still room for progress. I would say that we have 2 p.p. of potential, but today we see our US Beef negotiation as a business that performs within the expected scenario.

And this is a cyclical business. So when margins are high and when they’re tighter, and what matters is what we do within, what is within our control and things have evolved, we are reassured with our performance, and I believe even though we have a lot to capture, that it’ll always have and all business, we’ve evolved a lot last year.

Now the market Q3, well, we see that Q3 started more challenging than Q2, but we really don’t see a substantial drop because we’re still in the half of Q3, things can change. But we do not see a scenario that changes drastically from Q2 to Q3. It is stable, a bit more challenging, but nothing extremely relevant.

Gilberto Tomazoni: Lucas, in relation to M&A, if you look at JBS history, it was built with M&A. From the moment it went public, we may have made about 40 acquisitions so far. So it’s a natural process. We are always active in the market, on the lookout for opportunities, and also assessing if they have strategic match, and if they deliver value to us. So we have to have this fit and deliver value at the price which is appropriate in order to generate value to the company. So much so that in the past years, we made a lot of greenfield projects, and this is something that we didn’t used to do. And this was a decision because of the values, the amounts that would justify this step.

So obviously, when you have a more favorable situation, it would allow you to be more aggressive. But no behavior has changed on our side. The drop that you see in relation to the net debt, this is something that we expected to happen. We announced that. It happened before we predicted, but we already talked about it in previous calls that we predicted it.

If you look at the past few year and consider 2019, we generated 10 billion in free cash, we invested 4 billion in expansion, 3.2 in M&A, we paid 3 billion in dividends, and 3 billion in buybacks. So we did both, we delivered value, we paid 6 billion as a return to shareholders, and the remaining 7 ,we invested in growth. We are going to continue this trend. This is the company’s DNA.

Wesley Batista: Lucas, to complement your question, when you’re asking about which regions would be the priorities, of course, we cannot control M&A, but the regions where we operate in nowadays are where we believe we are going to continue growing, and these would be the regions that we would prioritize when it comes to M&A.

Lucas Ferreira: Okay, thank you. Thanks, everyone.

Ricardo Boiati, Safra: Good morning, Tomazoni, Wesley, Guilherme, and other participants. Thank you very much for taking my question. I would like to have a follow up with Wesley on the points that have already been mentioned in relation to US Beef. The first point, Wesley, if you could share with us how you see this point and how do you see the updated cycle for the next quarter? What can we expect in terms of slaughter data, evolution of the cattle?

Can we expect a cycle that has a slower reconstruction? Or would you expect an acceleration on retention and stronger tightening of offer of cattle for slaughter? So I see the cycle of reconstruction, we may be shorter, even though more acute?

And if you could make some comments on the building of branding and how much of this additional improvement that you mentioned that you expect for JBS Beef USA, how much of this do you believe will come as costs and what are the opportunities of revenue management to improve the positioning, the commercial management? That would help.

And also in relation to capital allocation, it has been mentioned already and it’s very clear the consistent results that you have posted in the past few years of the company, strong cash generation in a very challenging period for the main division in terms of revenue for JBS. And even so, the company continues to generate strong cash and has also announced the distribution of dividends. And as you have mentioned, you’re returning a high volume of capital to the shareholder.

Considering those results, would the company consider regular distribution of dividends, R$ 1,00 per share for the 2H of the year? Is it something that you consider or is it not a topic discussed at the company?

Wesley Batista: Ricardo, good morning. I’m very optimistic as to the recovery of the cattle in the United States. We, of course, monitor the figures and the numbers and we see that we have 15% lower of slaughter of cows in comparison to the same period of last year. And we believe this is a clear sign of retention.

Autumn, it will be a determining moment, which I think we will have a much better understanding, but from the climate viewpoint and from the economic viewpoint, the incentives are out there. We can see that there has been a lower slaughter of cows, and this is a very important indicator for us. And we have made headway in terms of retention.

2025 is likely to be a year still in this reconstruction phase, still challenging, similar to 2024. As of 2026, we can see signs of better availability of cattle in the United States. If nothing happens, if nothing unexpected happens, we believe that this is what we see in the cycle.

As to the opportunities to be captured, there are many things related to the industrial dimension without a doubt. I would say that 50% of the industry-related opportunities have already been captured, so they still half to be captured. I would say that we have to look at the industrial capture, and the other things are left to mix, portfolio, everything.

Regarding the issue of what we still see to be captured, there is a lot at the industrial, without a doubt, that I would say that 50% of the industrial opportunities have already been captured, there is still a relevant part to capture. So, of that 2% that I mentioned, I would say that a little over 1%, of that 2%, a little over half would be industrial and the difference in that would be the mix management, it would be the commercial part, Ricardo.

Guilherme Cavalcanti: Ricardo talking about dividends. I would like to remind you that we’re still subject to the minimum payment, the minimum payout of 25% of the net income according to the Brazilian legislation. We had net results of R$1.7 billion this quarter, but when we consider the non-recurring items that we made the adjustment on the EBITDA, our net income would have been 2.5 billion.

So this is something to consider. We have this minimum payout according to the legislation in Brazil. In our business, only 14% of our global revenue is in reals, all the rest is in dollars. So it would be a very good practice to think about dividends in dollars. Some companies, mainly the American companies, they do not have this minimum, they all try to maintain a stable minimum dividend payment. So if you look at Tyson, it’s about US$500 to US$600 million a year, Bunge is about US$800 to US$900 million a year, ADM is about US$900 million a year, you see that they try to keep a stable dividend and in very favorable years, like 2020, 2021 in the industry, you increase the dividend, you do extraordinary dividends or you do share buybacks.

This is a good practice, which we are definitely considering adopting, But we have to understand what the normalized free cash flow would be and only then we will consider this because we still do not have this number.

This is a good practice, which we are definitely considering adopting, but this year we will have an idea of what we think is a normalized free cash flow, that is, a normalized EBIT, a normalized cash conversion. We do not have this number. If you look at what we have done in recent years, we have actually paid approximately US$800-900 million per year. If you take the average of the last four years, if this is the number that will be, again, it will depend a lot on what we think the Company’s normalized EBITDA will be and if it is a number that allows us to have a comfortable distribution and to be able to continue making our growth plans, whether organic or inorganic, so a value that allows this.

Remembering that we have an advantage in that in recent years we have been able to have free cash flow even with our higher cost of third-party capital. As I mentioned in my speech, JBS’s spread over treasury in 2019 was 400 bps, today it is around 160-170.

Our capital remuneration for third parties has been decreasing. So that means that more money is left for the shareholders. So it puts us in a more comfortable position to think about the payment of dividends. But we still do not have that number in a mature level.

Ricardo Boiati: That’s very clear. Thank you very much.

Ricardo Alves, Morgan Stanley: Good morning, everyone. Thank you very much for the call. I would like to have two follow-ups on US Pork and Seara. As to Pork, still connecting with the previous question, I would like to try to understand what is cyclical and what is structural when we talk about the margins that are close to 13%.

So, in the recent past of the industry, especially last year, which was tougher, we saw many adjustments of capacity, many plants being closed. Of course, grains would help, the numbers, the cut-out is favored by the lack of beef. However, I would like to know how you see the industry as a whole.

If this rationale applies, would it be fair to believe that JBS conquered a space in this environment of the industry at present? And if on your side, if you see opportunities to expand in other sectors or other brands in the sector of pork. So I see this as an opportunity for the company as well.

As to Seara, which is my second follow-up, it’s interesting to see the number of processed food increasing by 10%, if I’m not mistaken, and clearly seeing Rolândia helping. So I would like to get a more qualitative view. Where are you gaining market share? Tomazoni mentioned about sausages in Rolândia. This may be an obvious point of my question but are you gaining share where there is room for you to go even further, places where you may believe that the competition is not so strong? Only for me to understand the market aspects. Thank you.

Wesley Batista: Thank you, good morning. As to US pork, if you look at our business in the long term, it’s one of the most stable business that we have. This is something that has always been in the high single-digit, low single-digit.

When I look at the current margins, of course, we have to consider grains and beef, or in pork being a replacement of beef, a substitute, so we have all the capacity aspect to be considered. But if we look at the historical margins, the results are very coherent with what we had in the past. And this goes along with what I said when I stated that this is one of the most stable businesses in our business in terms of performance, regardless of the pork cycle.

So many of the result was driven by internal aspects and our gains in efficiency, the work we do internally. I’m going to repeat, but I believe that our assets help a lot. Out of 5 units, we have four plans which are modern, efficient, working two shifts with a good management of mixed portfolio. This is something that doesn’t change. I can say that this is something structural, and this is the reason why we have reaped the results we did.

We have been expanding in this business. Obviously, there is the business of prepared food. And we built two plants in the past years, as I mentioned in the previous answer, when I answered Isabella’s question, those question were in the ramp-up phase, but now they have reached the maturity phase. We keep looking at those businesses, of course, opportunities will come up, but we want to continue growing, we want to add value to the pork business, and also continue delivering the consistent margins so far, so that we can add things to something that we already have in operation.

In a summarized way, I believe that the margins that we have been posting are very structural and it’s a result of the assets that we have and also the performance of those assets.

Gilberto Tomazoni: Only to add to what Wesley said, of course, we have made effort in relation to adding value, we believe that our value-added business can grow even further, higher than what we saw, what we see today in our portfolio. And the latest greenfields had this purpose. We bought Italian companies, we also worked with historical brands, and we built on synergies. We saw what Italy has the best and we combined the businesses.

As for Seara, as you mentioned, it’s important to have it very clear that from the moment we acquired Seara, we said that our battle is to get the preference of the consumer. We are not fighting the market. The market is a consequence of the consumer’s preference and ensuring that the client will continue purchasing the company.

So if you fight the market, we don’t see anything healthy in this battle. What we have to do is to improve the categories. I’m going to give you an example, let’s say we have a sausage industry, if we offer the same sausage in order to fight the market, we are going to destroy the category, and this is a way of reducing the value of this category. What we have to do is to value a category, and this is the reason why we have a new sausage, a sausage that has differentials.

And everything that we have done is based on innovations, and we also increase the penetration and increase the distribution. And this is the strategic path that we are following to ensure the long-term success of the company.

Ricardo Alves: Very, very clear, Tomazoni, Wesley. Thank you very much.

Thiago Duarte, BTG: Thank you. Good morning to everyone. Wesley, Tomazoni, Guilherme. Two quick questions. I would like to go back to a past provocation regarding Seara volumes and as you said, well, these volumes are performing.

Now, thinking from here on, I would like to see, in order of grandeur, I would like to see the amount of capacity that you’ve added. I would imagine greater results. And as you mentioned, you don’t want to destroy the category, you want to fight for preference and not to step in other one’s toes. I would like your perception regarding volumes for the second semesters when we think about Seara.

And when we think about JBS Brasil, this is a division that has a number of things within it. Here we have Swift, Friboi, Beef. Could you talk about the impact on margin improvement and increase of revenue? How much comes from beef and so much comes from leather, biodiesel? Thank you.

Gilberto Tomazoni: Good morning, Thiago, and thank you for your questions. When we think about the volume of Seara, well, we invest and there is a ramp up in volume. And as I said, we don’t go to the market to buy the market, we want to be appealing and we want the customers to prefer us. The ramp up is a ramp up process. Of course, there is more volume to come, and as we are competent and as we appeal more to the consumer.

Plants are in their full capacity, they are within the ramp-up and there is a plan that will open in January that is the plant in Mato Grosso do Sul, in the city of Dourados. That one part is started, another part is finishing. Well, we will see the growth of the volume throughout time. And this is how things work.

I highlighted during the beginning that volumes are appearing because this is a process. This is a natural process. It’s not like when you buy a company, the company is there, and you just run it. Now, when you carry out a greenfield, you have to build a demand for your plant.

Another point would be for JBS Brasil. This improvement came from Friboi. I say that came from Friboi; this doesn’t mean that the other businesses weren’t successful. But when you compare quarter on quarter there was no impact. The great differential and what really drove our results was Friboi.

Thiago Duarte: Thank you.

Renata Cabral, Citi: Good morning, and thank you for taking my question. Just a follow-up regarding Brazil Beef, could you elaborate on cycles? Some market agents are pointing out to a beginning of a cycle change in 2025, others in 2026, because the result was very positive during this quarter. We would like to have a prospect from here on.

And my second question is regarding beef, but in Australia. The results were strong. Our impression is that exports, we see exports to the United States in beef are strong, being supported by a challenging cycle that they’re facing in terms of beef. And I would like to know if you see this during the 2H and if this will extend and flow into the year 2025.

Gilberto Tomazoni: Renata, the beef cycle in Brazil, our cycle is extremely positive, and we’ve observed that the grain prices favors production, favors confinement. And Brazil has improved technically if you compare. Brazil has twice the size of the American cattle and produces half of what the United States produces. So Brazil has accelerated the genetic improvement. It has gained more productivity. And all of this allows us to improve the cycle. We are very confident regarding our cattle business in Brazil.

Now, when we think about Australia, the cycle is positive. The herd has grown, slaughter hasn’t increased at the level that it could have grown because climate conditions were favorable, we had an issue with retention by farmers, ranchers, and animals, so now that we are able to start the second shift of plants that did not have a second shift, there is a challenge of hiring people, training people.

Now Australia will still present higher volumes. It’s still not prepared. Now the market, Australia opened new plants of refrigerated beef to China, very active in Japan, Korea, China, the United States, and the domestic market has also grown.

So, the two different scenarios for beef in the United States, which is in a downward cycle, both are very positive cycles. And that’s what we’re talking about, taking advantage of this to reinforce this issue of diversification, we are diversified by type of protein, but within the same protein, because we are in different geographies, we have this level of business compensation.

Renata Cabral: Thank you very much.

Gustavo Troiano, Itaú: I would like to go back to breeding or genetics. What is clear is that there is a problem, and this has to be adjusted by the industry creativity. What I would like you to elaborate, talk about, could you create a parallel with this dynamic of hatching restriction that we have of hatching problem with a past cycle that these two genetic companies faced in the past? I would like to know if we are undergoing through something that is recurrent or how recurrent is it when we see the history?

If you could carry out some type of comparison and compare, if you could give us past problems that the industry was able to overcome, what is the level of profitability that sustains it?

Gilberto Tomazoni: Thank you for this question. This is not a simple matter to answer. Number one, we do not have a genetic problem here. The genetic companies carried out genetic improvement and deliver positive attributes. You have better quality of meat and chicken breast, and you have better food conversion, but there are also challenges. They’re not problems, there are Challenges because genetics requires different care than others and you have to learn how to do that, and it takes time for you to learn how to do that.

Now this is what I mentioned regarding creativity. We have a challenge, and this is a challenge of better managing to improve the performance that you have. And as I said that this is something that touches the entire world. This is not something that only pertains Brazil. This is a challenge of genetic improvement that had some side effects.

Have we seen this in the past? Yes, the genetic volume is something that genetic companies decide on. If in hindsight, when I think about this, yes, this existed. I don’t if we can use a past pattern, I don’t remember, I do not recall any past pattern that we could implement right now.

Gustavo Troiano: Okay, thank you very much.

Operator: As we have no further questions, I would like to hand it over to Mr. Gilberto Tomazoni for his final remarks. Mr. Tomazoni, you may proceed.

Gilberto Tomazoni: Well, once again, I would like to thank all of you for participating on our earnings call, for your questions, for the coverage that you provided to our company, and I would like to thank our over 270,000 employees. If we are delivering a robust result, this is a result of the focus and the determination of all of our employees.

Thank you very much!

Operator: The JBS conference call has come to an end. I would like to thank all of you for your participation and have a very good day.